Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of EdtechX Holdings Acquisition Corp. II on Amendment No. 3 to Form S-1, File No. 333-249098, of our report dated July 10, 2020, except for Note 4 Founder Shares and Private Placement Warrants and Note 7 Subsequent Events as to which the date is December 7, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern with respect to our audit of the financial statements of EdtechX Holdings Acquisition Corp. II as of June 30, 2020 and for the period from May 27, 2020 (inception) through June 30, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

December 7, 2020